UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Sachs, Jonathan A.
   445 Minnesota Street, Suite 2400
   St. Paul, MN  55101
   USA
2. Issuer Name and Ticker or Trading Symbol
   Nx Networks, Inc.
   (NXWX)
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/31/00
5. If Amendment, Date of Original (Month/Year)
   4/30/00
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Executive Vice President of Technology and Chief Technical Officer
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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
Common Stock               |3/16/0|    | |614,331           |   |           |                   |D     |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
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                           |12/29/|    | |1,392,993         |A  |(1)        |2,240,941(2)       |D     |                           |
                           |00    |    | |                  |   |           |                   |      |                           |
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(1)  Issued as merger consi|      |    | |                  |   |           |                   |      |                           |
deration adjustment.  The l|      |    | |                  |   |           |                   |      |                           |
ast reported sale          |      |    | |                  |   |           |                   |      |                           |
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price of the Common Stock, |      |    | |                  |   |           |                   |      |                           |
as reported by Nasdaq, on t|      |    | |                  |   |           |                   |      |                           |
his date was               |      |    | |                  |   |           |                   |      |                           |
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$0.625 per share.          |      |    | |                  |   |           |                   |      |                           |
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(2)  Subsequently, Mr. Sach|      |    | |                  |   |           |                   |      |                           |
s elected to participate in|      |    | |                  |   |           |                   |      |                           |
 our stock option          |      |    | |                  |   |           |                   |      |                           |
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repricing program, and 294,|      |    | |                  |   |           |                   |      |                           |
180 of the securities becom|      |    | |                  |   |           |                   |      |                           |
e subject to a new         |      |    | |                  |   |           |                   |      |                           |
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vesting schedule and are no|      |    | |                  |   |           |                   |      |                           |
t acquirable in the 60 day |      |    | |                  |   |           |                   |      |                           |
period after               |      |    | |                  |   |           |                   |      |                           |
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12/29/00.                  |      |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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
Time Option (Right to |5.75    |3/16/|    | |           |   |3/16/|9/10/|Common Stock|34,427 |       |34,427(3)   |D  |            |
Buy)                  |        |00   |    | |           |   |00   |04   |            |       |       |            |   |            |
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Time Option (Right to |6.81    |3/16/|    | |           |   |(1)  |3/31/|Common Stock|242,250|       |121,125(3)  |D  |            |
Buy)                  |        |00   |    | |           |   |     |10   |            |       |       |            |   |            |
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Time Option (Right to |1.60    |12/29|A   | |78,065     |A  |immed|12/29|Common Stock|78,065 |       |78,065(3)   |D  |            |
Buy)                  |        |/00  |    | |           |   |iate |/10  |            |       |       |            |   |            |
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Time Option (Right to |.75     |12/29|A   | |150,000    |A  |(2)  |12/29|Common Stock|150,000|       |0           |D  |            |
Buy)                  |        |/00  |    | |           |   |     |/05  |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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
Explanation of Responses:
(1) 121,125 of the options are vested. The remainder will vest in four equal installments at the end of each calendar quarter ending December 31,
2001.
(2) These options will vest and become exercisable as to 18,750 of the options at March 31, 2001 and the last day of each subsequent calendar quarter.
(3) Subsequently, Mr. Sachs elected to participate in a stock option repricing program, and the vesting period of these options was extended beyond the 60 day period ending December 29,
2000.
SIGNATURE OF REPORTING PERSON
    /s/   Jonathan A. Sachs
DATE
February 12, 2001